# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BriaCell Therapeutics Corp., CIK 0001610820
CUSIP: 107930208
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Suite 300-235 15th Street, West Vancouver, British Columbia Canada (A1), V7T 2X1
Date of event which requires filing of this statement: 07/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001481867

## Reporting persons
- Iroquois Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 560,000; sole dispositive power 0; shared dispositive power 560,000; aggregate amount beneficially owned 560,000 (3.2% of the class)
  Comment: Does not include 572,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4). As more fully described in Item 4, the Warrants are subject to 4.99% Beneficial Ownership Blockers, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The Warrants are not currently exercisable due to the Beneficial Ownership Blockers.
- Richard Abbe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,040,000; shared voting power 560,000; sole dispositive power 1,040,000; shared dispositive power 560,000; aggregate amount beneficially owned 1,600,000 (9.1% of the class)
  Comment: Does not include 1,633,667 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4). As more fully described in Item 4, the Warrants are subject to 4.99% Beneficial Ownership Blockers, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The Warrants are not currently exercisable due to the Beneficial Ownership Blockers.
- Kimberly Page: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 560,000; sole dispositive power 0; shared dispositive power 560,000; aggregate amount beneficially owned 560,000 (3.2% of the class)
  Comment: Does not include 572,000 shares of Common Stock issuable upon the exercise of the Warrants (as defined in Item 4). As more fully described in Item 4, the Warrants are subject to 4.99% Beneficial Ownership Blockers, and the percentage set forth in row (11) gives effect to such Beneficial Ownership Blockers (as defined in Item 4). The Warrants are not currently exercisable due to the Beneficial Ownership Blockers.

## Item 1. Issuer
Name of issuer: BriaCell Therapeutics Corp.
Address of issuer's principal executive offices: Suite 300-235 15th Street, West Vancouver, British Columbia, Canada V7T 2X1

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Iroquois Capital Management LLC, a Delaware limited liability company ("Iroquois"), (ii) Richard Abbe, and (iii) Kimberly Page ("Mr. Abbe" and "Ms. Page," together with Iroquois, the "Reporting Persons").

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund Ltd. ("IMF") with Ms. Kimberly Page, each of whom is a director of IMF. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by IMF. Iroquois Capital is the investment advisor for IMF and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of Iroquois Capital Investment Group LLC ("ICIG"). As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaim beneficial ownership of these shares, except to the extent of its, his or her pecuniary interest in such shares, if any.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 2 Overhill Road, Scarsdale, NY 10583.
Citizenship: Iroquois Capital Management LLC is a Delaware limited liability company. Richard Abbe is an individual who is a citizen of the United States of America. Kimberly Page is an individual who is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference.

The Reporting Persons' ownership of the Issuer's securities does not include: (i) warrants held directly by IMF that are exercisable for an aggregate of up to 572,000 shares of Common Stock and warrants held directly by ICIG that are exercisable for an aggregate of up to 1,061,667 shares of Common Stock (collectively, the "Warrants"), all of which are subject to 4.99% Beneficial Ownership Blockers (as defined below).

The Warrants contain provisions which precludes the exercise of such Warrants to the extent that, following exercise, the holder, together with its affiliates and other attribution parties, would own more than 4.99% of the Common Stock outstanding (the "Beneficial Ownership Blockers"). The shares of Common Stock listed as beneficially owned in Rows 6, 8 and 9 of the cover page for each Reporting Person and the percentage set forth in Row 11 of the cover page for each Reporting Person give effect to the Beneficial Ownership Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Warrants due to the Beneficial Ownership Blockers.
Percent of class:
Percent of class:
Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference. The Company's Prospectus (Registration No. 333-288562), filed on July 16, 2025, indicates there were 17,551,092 Common Shares outstanding (excluding Common Shares underlying pre-funded warrants and other warrants issued at the same time) as of the completion of the offering of the Common Shares referred to therein.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Iroquois Capital Management, LLC: /s/ Richard Abbe, Richard Abbe, President (07/25/2025)
- Richard Abbe: /s/ Richard Abbe, Richard Abbe (07/25/2025)
- Kimberly Page: /s/ Kimberly Page, Kimberly Page (07/25/2025)